UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

JOUNCE THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

CONCENTRA MERGER SUB, INC.

(Name of Filing Persons (Co-Offeror 1))

CONCENTRA BIOSCIENCES, LLC

(Name of Filing Persons (Parent of Co-Offeror 1))

TANG CAPITAL PARTNERS, LP

(Name of Filing Persons (Co-Offeror 2))

TANG CAPITAL MANAGEMENT, LLC

(Name of Filing Persons (Co-Offeror 3))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

481116101

(CUSIP Number of Class of Securities)

Kevin Tang

Concentra Biosciences, LLC

4747 Executive Drive, Suite 210, San Diego, California 92121

Tel. (858) 281-5372

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

James J. Moloney

Gibson, Dunn & Crutcher LLP

555 Mission Street, 30th Floor

San Francisco, California 94105

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Concentra Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”). This Schedule TO relates to the offer (the “Offer”), to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of Jounce Therapeutics, Inc., a Delaware corporation (“Jounce”), at a price of $1.85 in cash per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Cash Consideration”), plus one non-transferable contractual contingent value right per Share (each, a “CVR,” and each CVR together with the Cash Consideration, the “Offer Price”), all upon the terms and subject to the conditions described in the Amended and Restated Offer to Purchase, dated April 24, 2023 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 26, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among Jounce, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The obligations of Parent and Purchaser under the Merger Agreement have been guaranteed by Tang Capital Partners, LP, a Delaware limited partnership (“TCP”) and sole member of Parent, pursuant to an equity commitment and guarantee letter, dated as of March 26, 2023, subject to the terms and conditions set forth therein (the “Equity Commitment and Guarantee Letter”). Tang Capital Management, LLC, a Delaware limited liability company (“TCM”), is the sole manager of Parent and the general partner of TCP. Accordingly, TCP and TCM are identified in this Schedule TO (as reflected above) as co-offerors. As co-offerors, TCP and TCM accept joint responsibility for the accuracy of the disclosures made in this Offer to Purchase.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Jounce Therapeutics, Inc. Its principal executive office is located at 780 Memorial Drive, Cambridge, Massachusetts 02139, and its telephone number is (857) 259-3840.

(b) This Schedule TO relates to the Shares. According to Jounce, as of the close of business on April 21, 2023, there were: (i) 52,635,468 Shares issued and outstanding; (ii) 7,450,917 shares were subject to outstanding Company Stock Options, 691,404 of which were In-the-Money Options; and (iii) 55,661 shares were subject to outstanding Company RSUs.

(c) The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)–(c) The filing companies of this Schedule TO are Parent, Purchaser, TCP and TCM. Each of Purchaser’s, Parent’s, TCP’s and TCM’s principal executive office is located at 4747 Executive Drive, Suite 210, San Diego, California 92121. Each of Purchaser’s and Parent’s telephone number is (858) 281-5372. Each of TCP’s and TCM’s telephone number is (858) 200-3830.

Purchaser was incorporated under the laws of the State of Delaware on March 24, 2023 for the purpose of consummating the Offer and effecting the Merger pursuant to the Merger Agreement. Kevin Tang is the sole director and executive officer of Purchaser, and serves as Chairman and Chief Executive Officer. Mr. Tang is a United States citizen and has a business address located at 4747 Executive Drive, Suite 210, San Diego, California 92121.

Parent was formed under the laws of the State of Delaware on March 8, 2023 and its principal business is currently to consummate the Offer and effect the Merger pursuant to the Merger Agreement, and to perform its obligations under the contingent value rights agreement, which is in substantially the form attached as Exhibit C to the Merger Agreement (the “CVR Agreement”), following the Merger when Jounce is a wholly owned subsidiary of Parent as the surviving entity from the Merger. The executive officers of Parent are Mr. Tang, its Chief Executive Officer, Michael Hearne, its Chief Financial Officer, Ryan Cole, its Chief Operating Officer, Stew Kroll, its Chief Development Officer, and Thomas Wei, its Chief Business Officer. Each executive officer of Parent is a United States citizen and has a business address located at 4747 Executive Drive, Suite 210, San Diego, California 92121.

TCP was formed under the laws of the State of Delaware on August 16, 2002, is the sole member of Parent and its principal business is a life sciences-focused investment company. The general partner of TCP is TCM.

TCM was formed under the laws of the State of Delaware on December 19, 2012, is the sole manager of Parent and general partner of TCP. Mr. Tang is the sole manager of TCM. The executive officers of TCM are Mr. Tang, its President, Michael Hearne, its Chief Financial Officer, and Ryan Cole, its Chief Operating Officer. Each executive officer of TCM is a United States Citizen and has a business address located at 4747 Executive Drive, Suite 210, San Diego, California 92121.

The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser”, including Schedule A of the Offer to Purchase, is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x), (xii), (a)(2)(i)-(v), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix), (xi), (a)(2)(vi) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 8—“Certain Information Concerning Jounce”, Section 9—“Certain Information Concerning Parent and Purchaser”, Section 10—“Background of the Offer; Contacts with Jounce” and Section 11—“Purpose of the Offer and Plans for Jounce; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase and Item 3—“Identity and Background of Filing Person” hereof is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6—“Price Range of Shares; Dividends”, Section 7—“Possible Effects

of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” and Section 11—“Purpose of the Offer and Plans for Jounce; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9—“Certain Information Concerning Parent and Purchaser” and Section 11—“Purpose of the Offer and Plans for Jounce; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase and Item 3—“Identity and Background of Filing Person” hereof is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 3—“Procedures for Tendering Shares”, Section 10—“Background of the Offer; Contacts with Jounce” and Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” Section 10—“Background of the Offer; Contacts with Jounce,” Section 11—“Purpose of the Offer and Plans for Jounce; Summary of the Merger Agreement and Certain Other Agreements,” and Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated April 5, 2023.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)**	Supplement to the Offer to Purchase, dated April 24, 2023.

(a)(1)(F)**	Amended and Restated Offer to Purchase, dated April 24, 2023.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated March 26, 2023, by and among Jounce, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Jounce on March 27, 2023).

Index No.

(d)(2)*	Mutual Confidentiality Agreement, dated March 15, 2023, by and between Jounce, TCP and Parent.

(d)(3)*	Form of Contingent Value Rights Agreement, by and between Parent, the Rights Agent and the Representative (incorporated herein by reference to Exhibit C of Exhibit 2.1 to Form 8-K filed by Jounce on March 27, 2023).

(d)(4)*	Equity Commitment and Guarantee Letter, dated March 26, 2023, by Tang Capital Partners, LP in favor of Parent and Jounce.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed.
**	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2023

CONCENTRA MERGER SUB, INC.

By:	/s/ Kevin Tang
Name:	Kevin Tang
Title:	Chief Executive Officer

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Name:	Kevin Tang
Title:	Chief Executive Officer

TANG CAPITAL PARTNERS, LP

By:	/s/ Kevin Tang
Name:	Kevin Tang
Title:	Manager of Tang Capital Management, LLC, General Partner of Tang Capital Partners, LP

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Name:	Kevin Tang
Title:	Manager